FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 15, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

SALE OF INTEREST IN PVIE

Holding Company owner of assets in Peru

Buenos Aires, April 15, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) informs that it agreed to the sale of its 60% equity interest in Petrobras de Valores Internacional de España S.L. (PVIE), a company owner of 99.79% of the capital stock of Petrobras Energía Perú S.A. and other minority interest, to a subsidiary of its controlling company, Petróleo Brasileiro S/A – Petrobras, in the amount of US$619.4 million.

Petrobras Energía Perú S.A.’s main asset is Lote X production area, in the Talara basin, with a 100% interest and a production of approximately 16 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas.

As a result of this transaction, Petrobras Energía S.A. will recognize an income before income tax of approximately P$1.6 billion.

The transaction was approved by Petrobras Energía S.A.’s Board of Directors following a favorable opinion by its Audit Committee. In giving the above mentioned opinion, the Audit Committee, in turn, took into account the opinions of two independent internationally recognized rating companies.

The sale will enable Petrobras Energía S.A. to monetize the value of assets in Peru, leverage the capacity to focus the Company’s investment in Argentina and strengthen the short and long term financial position

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 04/15/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney